

Mail Stop 3720

January 15, 2010

Mr. Eddie Heng
Chief Financial Officer
Global Sources Ltd.
Canon's Court
22 Victoria Street
Hamilton, HM, 12 Bermuda

   RE: Global Sources LTD
      Form 20-F for Fiscal Year Ended December 31, 2008
      Filed June 26, 2009
      File No. 000-30678

Dear Mr. Heng:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director